Rohan S. Weerasinghe	Citigroup Inc.
General Counsel &	399 Park Avenue
Corporate Secretary	2nd Floor
New York, NY 10022

August 2, 2013

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             Notice of Disclosure Filed in Quarterly Report on Form 10-Q Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities and Exchange Act of 1934, as amended, notice is hereby provided that Citigroup Inc. has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013, which was filed with the U.S. Securities and Exchange Commission on August 2, 2013.

Respectfully submitted,
By:	/s/ Rohan S. Weerasinghe
Rohan S. Weerasinghe